UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

 THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number: 1-11997

SPHERION CORPORATION

401(k) Benefit Plan

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309

(Address of principal executive offices) (Zip code)

(954) 308-7600

(Registrant’s telephone number, including area code)

SPHERION CORPORATION 401(k) BENEFIT PLAN

Note: Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants of

Spherion Corporation 401(k) Benefit Plan

We have audited the accompanying statement of net assets available for benefits of Spherion Corporation 401(k) Benefit Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

June 27, 2008

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

 DECEMBER 31,

	2007	2006
Assets
Investments, at fair value:
Shares of registered investment companies	$70,819,458	$70,600,675
Shares of common collective trust funds	20,837,918	23,068,027
Spherion Corporation common stock*	1,442,536	1,792,141
T. Rowe Price TradeLink Plus	586,270	506,464
Participant loans	1,087,291	1,116,968

TOTAL INVESTMENTS	94,773,473	97,084,275
Contributions receivable:
Employer	691,767	527,788
Employee	143,591	130,242

TOTAL CONTRIBUTIONS RECEIVABLE	835,358	658,030

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	95,608,831	97,742,305

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(76,359)	-

NET ASSETS AVAILABLE FOR BENEFITS	$95,532,472	$97,742,305

* Nonparticipant-directed (See Note 4)

The accompanying notes are an integral part of these financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
INVESTMENT INCOME:
Net appreciation in fair value of investments	$431,639
Dividend income	7,148,715
Interest income	83,515
TOTAL INVESTMENT INCOME	7,663,869

CONTRIBUTIONS:
Employee	8,570,685
Employer	691,767
Employee rollovers	1,032,557
TOTAL CONTRIBUTIONS	10,295,009

TOTAL ADDITIONS	17,958,878

DEDUCTIONS:
Benefits paid to participants	20,071,768
Administrative expenses	96,943

TOTAL DEDUCTIONS	20,168,711

NET DECREASE	(2,209,833)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	97,742,305

END OF YEAR	$95,532,472

The accompanying notes are an integral part of these financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1.            DESCRIPTION OF THE PLAN

General

Spherion Corporation 401(k) Benefit Plan (the “Plan” or the “Spherion Plan”) is a defined contribution plan sponsored by Spherion Corporation (the “Plan Sponsor” or “Spherion”). Covered employees are eligible for participation under the Plan after completing 45 days of service. Covered employees are employees actively employed by Spherion, excluding flexible employees, employees whose annual benefit salary exceeded $135,000 and certain other employees defined by Spherion Corporation as highly compensated employees. The Summary Plan Description includes a detailed description of covered employees.

Contributions

Non-highly compensated employees can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 50% of the employee’s eligible 401(k) compensation or a maximum of $15,500 for 2007. Highly-compensated employees with annual benefit salary compensation between $100,000 and $135,000 can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 4% of the employee’s eligible 401(k) compensation. All participant contributions and the employer basic matching contributions are 100% participant-directed. Spherion may, but is not required to, make a profit sharing contribution to the Plan with respect to each Plan year. For the year ended December 31, 2007, Spherion did not make a profit sharing contribution. Employees’ contributions and actual earnings thereon are fully vested and nonforfeitable at the time of contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employees designated as hourly consultants, professional flexible employees, managed services employees, or employees with annual benefit salary compensation between $100,000 and $135,000 are not eligible for matching contributions. The employer matching contribution to all eligible participants is 25% of the first 2% of the employee’s contribution and 50% of the employee’s contribution that exceeds 2% but does not exceed 4% of the participant’s compensation. The total employer contribution will not exceed 1.5% of a participant’s compensation. The participant will be credited with the matching contribution by the end of the first quarter following the end of the plan year in which the participant contributed to the Plan.

Investments

The plan's investment options currently include Spherion Corporation common stock, a self-directed brokerage account, two common collective trust funds and ten mutual funds (registered investment company funds).

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1.            DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Spherion’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employer contributions vest in five equal annual installments beginning on the first anniversary of the employee’s date of hire and become 100% vested after completion of five years of service or upon retirement at age 65, permanent disability, or death.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest which is set at the Prime interest rate plus 1% at the time of issuance and are collectible over a period not to exceed 5 years, except for loans that are designated for a participant’s principal residency, which are collectible over a period not to exceed 15 years. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Plan participants who leave Spherion as a result of termination, retirement, or permanent disability may elect to receive their entire vested account in a lump sum or a rollover into another qualified plan, or if the balance exceeds $1,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn income based on the investment fund of the participant’s choice until their entitlement is withdrawn or rolled over into another qualified plan.

Forfeited Accounts

For the year ended December 31, 2007 and 2006, forfeitures on nonvested accounts totaled $123,229 and $97,594, respectively. Forfeitures are retained in the Plan and used to offset future employer contributions or Plan expenses. In 2007, the Plan received the 2006 employer match of $527,788 (net of $138,312 of forfeitures used to reduce employer contributions).

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1.            DESCRIPTION OF THE PLAN (CONTINUED)

Plan Termination

Although Spherion has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in  the Plan and under the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan.

Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

NOTE 2.            SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Common stock and the shares in the T. Rowe Price TradeLink Plus brokerage account are valued at quoted market prices. Participant loans are valued at the outstanding loan balances.

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 2.             SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments Valuation and Income Recognition (continued)

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis and is not affected by the FSP.

The T. Rowe Price Stable Value Fund is a stable value fund that is a comingled pool of the T. Rowe Price Trust Company, which is a fully benefit-responsive fund and is accounted for under the FSP. The fund may invest in guaranteed investment contracts (GICs) issued by insurance companies, investment contracts issued by banks (BICs), synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers (collectively, investment contracts) and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value while permitting participant initiated benefit-responsive withdrawals for certain events. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Plan participants can invest up to 50% of their total vested balance in stocks and bonds outside of the core investment offerings (T. Rowe Price TradeLink Plus). Any transaction costs to purchase or sell shares under this investment option are paid from the participant’s vested account balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Certain management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 2.            SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $4,064 as of December 31, 2007.

Administrative Expenses

Administrative and eligible expenses are charged to Plan participant accounts. The Plan Sponsor directly pays all legal and accounting expenses for the Plan when forfeitures are not used to offset these expenses.

NOTE 3.            INVESTMENTS

The following presents investments that make up 5% or more of the Plan’s net assets as of December 31:

	2007	2006
T. Rowe Price Mid-Cap Growth Fund
(310,853 shares and 323,726 shares, respectively)	$17,926,885	$17,380,853
T. Rowe Price Personal Strategy Growth Fund
(637,413 shares and 636,570 shares, respectively)	15,578,372	16,143,404
T. Rowe Price Stable Value Fund
(12,843,238 shares and 14,448,013 shares, respectively)	12,919,597	14,448,013
T. Rowe Price Personal Strategy Balanced Fund
(486,962 shares and 436,364 shares, respectively)	9,378,885	8,753,461
T. Rowe Price Dividend Growth Fund
(334,466 shares and 349,086 shares, respectively)	8,528,887	8,852,811
T. Rowe Price Equity Index Trust
(181,405 shares and 208,213 shares, respectively)	7,918,321	8,620,014
T. Rowe Price Small-Cap Stock Fund
(167,338 shares and 179,856 shares, respectively	5,085,411	6,156,478
T. Rowe Price Morgan Stanley Intl Equity
(286,764 shares and 252,750 shares, respectively)	5,425,575	5,201,591

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2007) appreciated (depreciated) in value as follows:

2007
Shares of registered investment companies	$(92,605)
Shares of common trust funds	449,309
T. Rowe Price TradeLink Plus	47,570
Spherion Corporation common stock	27,365

$431,639

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 4.            NONPARTICIPANT-DIRECTED INVESTMENTS

As of January 1, 2003, all participant and employer matching contributions are 100% participant-directed. In prior years, Spherion could, at its discretion, make an additional annual contribution which was not participant-directed, all of which was invested in Spherion Corporation common stock. Such contributions were last made in 2002.

As participant and nonparticipant-directed amounts of Spherion Corporation common stock cannot be separately determined, the stock fund is considered to be nonparticipant-directed.

Information about the net assets and the significant components of the changes in net assets relating to Spherion Corporation common stock is as follows for the year ended December 31, 2007:

ADDITIONS:
Interest income	$2,876
Net appreciation in fair value of investments	27,365
Employee contributions	122,062
Employer contributions	13,520
Employee rollovers	2,368

TOTAL ADDITIONS	168,191

DEDUCTIONS:
Distributions to Plan participants	400,394
Transfers to participant-directed investments	111,175
Forfeitures	5,255
Administrative expenses	972

TOTAL DEDUCTIONS	517,796

NET DECREASE	(349,605)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	1,792,141

END OF YEAR	$1,442,536

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 5.            PLAN COMMITTEE AND TRUSTEE

The Plan provides for selection of an Administrative Committee, a Plan Administrator, and a Trustee by the Board of Directors of Spherion. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions, and the reporting and disclosure requirements under ERISA. T. Rowe Price is the Trustee of the Plan and is also the Plan’s Administrator.

NOTE 6.            PLAN TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7.            EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Plan Sponsor pays all legal and accounting fees of the Plan.

At December 31, 2007 and 2006, the Plan held 198,151 and 241,203 shares, respectively, of common stock of Spherion Corporation, the sponsoring employer, with a cost basis of $2,381,932 and $2,975,711, respectively.

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS – (CONTINUED)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 8.            RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments securities are exposed to various risks such as interest rates, credit risks, market conditions and specific risks associated with the securities held by the various investment fund choices within the Plan. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9.            NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS 157 addresses the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPHERION CORPORATION 401(k) Benefit Plan DATE—June 27, 2008 By: /s/ John Heins John Heins Senior Vice President, Chief Human Resources Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2	Consent of Morrison, Brown, Argiz and Farra LLP, Independent Registered Public
Accounting Firm
99.1	Form 5500, Schedule H, Line 4(i)—Supplemental Schedule of Assets (Held at End of Year)
99.2	Report of Morrison, Brown, Argiz, and Farra, LLP dated June 25, 2007